# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aclarion Inc., CIK 0001635077
CUSIP: 655187201
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 8181 Arista Place Suite 100, Broomfield,, Colorado (CO), 80021
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002041952

## Reporting persons
- SEG Opportunity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 4,400,000; sole dispositive power 0; shared dispositive power 4,400,000; aggregate amount beneficially owned 4,400,000 (9.9% of the class)
  Comment: (1) Based on 44,200,008 shares of Common Stock of the Issuer outstanding after the closing of the Public Offering of shares of Common Stock and Warrants of the Issuer on January 16, 2024.

## Item 1. Issuer
Name of issuer: Aclarion Inc.
Address of issuer's principal executive offices: 8181 Arista Place Suite 100 Broomfield, Colorado 80021

## Item 2. Person Filing
Name of person filing: This statement is filed by SEG Opportunity Fund, LLC, a New York limited liability company.
Address of principal business office or, if none, residence: The address of SEG Opportunity Fund, LLC is 135 Sycamore Drive Roslyn, NY 11576.
Citizenship: SEG Opportunity Fund, LLC is a New York limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SEG Opportunity Fund, LLC: /s/ Joseph Reda, Joseph Reda/Manager (01/21/2025)